March 12, 2025

Via Federal Express

Mrs. Jeanette Jackson
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: ***Form 1 Amendment***

Dear Mrs. Jackson:

Enclosed please find an amendment to Exhibits C and J of the Form 1 applications pursuant to Rule 6a-2(a) of the Securities Exchange Act of 1934 for Cboe BYX Exchange, Inc., Cboe BZX Exchange, Inc., Cboe EDGA Exchange, Inc., and Cboe EDGX Exchange, Inc., Cboe Exchange, Inc. and Cboe C2 Exchange, Inc. (collectively, the "Exchanges").

For Exhibit C, the Exchanges are each filing an amendment to reflect that Meaghan Dugan (SVP, Head of US Options) and Megan Goett (SVP, Chief Marketing Officer) were newly appointed as Officers to several affiliated entities.

Jennifer Fuentes (VP, Compliance – North American Securities and Interim Chief Compliance Officer), Timothy Lipscomb (EVP, Chief Technology Officer) and Oliver Sung (SVP, North American Cash Equities) have undergone changes to their existing Officer titles to several affiliated entities. Carmen (Lita) Brannan (VP, Government Relations) and Alexandra Albright (SVP, Chief Compliance Officer) have been terminated as Officers from several affiliated entities.

For Exhibit J, the Exchanges are each filing an amendment to reflect that Meaghan Dugan (SVP, Head of US Options), Jennifer Fuentes (VP, Compliance – North American Securities and Interim Chief Compliance Officer), Megan Goett (SVP, Chief Marketing Officer), Timothy Lipscomb (EVP, Chief Technology Officer), and Oliver Sung (SVP, North American Cash Equities) were appointed as Officers. Carmen (Lita) Brannan (VP, Government Relations) and Alexandra Albright (SVP, Chief Compliance Officer) have been terminated as Officers.

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibits C and J of each Exchange currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,
Laura Dickman
Laura Dickman
VP, Associate General Counsel
312-786-7572
Signature executed at 11:00am on 03/12/25

Form 1 Page 1 Execution Page	**U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY) **03/12/25**	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

25000071

1. State the name of the applicant: Cboe EDGX Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
433 W Van Buren Steet
Chicago, Illinois 60661

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(913) 815-7000 (Telephone) (913) 815-7119 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Laura Dickman (Name) Associate General Counsel (Title) Cboe EDGX Exchange, Inc. (312) 786-7572 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Pat Sexton
433 W Van Buren Street
Chicago, IL 60661

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: _X_ Corporation _____ Sole Partnership _____ Partnership _____ Limited Liability Company _____ Other (specify): _____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

7EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 03/12/25 (MM/DD/YY) Cboe EDGX Exchange, Inc. (Name of Applicant)

By: Laura Dickman [signature executed at 11:00am on 03/12/25] (Signature) Laura Dickman, Associate General Counsel (Printed Name and Title)

Subscribed and sworn before me this see header day of see header (Month), see header (Year) by see header (Notary Public)

My Commission expires see header County of see header State of see header

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

EXHIBIT C – AMENDMENT AS OF MARCH 12, 2025

Summary of changes made to Exhibit C:

- Meaghan Dugan (SVP, Head of US Options) was newly appointed as an Officer to Cboe BYX Exchange, Inc., Cboe BZX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe Exchange, Inc., Cboe C2 Exchange, Inc.
- Jennifer Fuentes (VP, Compliance – North American Securities and Interim Chief Compliance Officer) underwent changes to their existing title as an Officer to Cboe BYX Exchange, Inc., Cboe BZX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe Exchange, Inc., Cboe C2 Exchange, Inc.
- Jennifer Fuentes (VP, Compliance – North American Securities and Interim Chief Compliance Officer) was newly appointed as an Officer to Cboe Futures Exchange, LLC, Cboe SEF, LLC, Cboe Clear U.S., LLC and Cboe Digital Exchange, LLC
- Megan Goett (SVP, Chief Marketing Officer) was newly appointed as an Officer to Cboe BYX Exchange, Inc., Cboe BZX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe Exchange, Inc., Cboe C2 Exchange, Inc. Cboe Futures Exchange, LLC and Cboe SEF, LLC
- Timothy Lipscomb (EVP, Chief Technology Officer) underwent changes to their existing title as an Officer to Cboe BYX Exchange, Inc., Cboe BZX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe Exchange, Inc., Cboe C2 Exchange, Inc. Cboe Futures Exchange, LLC and Cboe SEF, LLC
- Oliver Sung (SVP, North American Cash Equities) underwent changes to their existing title as an Officer to Cboe BYX Exchange, Inc., Cboe BZX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe Exchange, Inc., Cboe C2 Exchange, Inc.
- Carmen (Lita) Brannan (VP, Government Relations) was terminated as an Officer Cboe BYX Exchange, Inc., Cboe BZX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe Exchange, Inc., Cboe C2 Exchange, Inc. and Cboe Bats, LLC.
- Alexandra Albright (SVP, Chief Compliance Officer) was terminated as an Officer Cboe BYX Exchange, Inc., Cboe BZX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe Exchange, Inc., Cboe C2 Exchange, Inc., Cboe FX Markets, LLC, Cboe SEF, LLC, Cboe Futures Exchange, LLC, Cboe Bats, LLC, Cboe Livevol, LLC, Cboe Data Services, LLC, Cboe Silexx, LLC, Digital Asset Benchmark Administration, LLC, Cboe Global Indices, LLC, Cboe Clear U.S., LLC, and Cboe Digital Exchange, LLC

Exhibit J

Exhibit Request:

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. **Name.**
2. **Title.**
3. **Dates of commencement and termination of term of office or position.**
4. **Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.)**

Response:

1. Officers

Pursuant to the Certificate of Incorporation and Bylaws of the Exchange, the Exchange's Board of Directors has appointed the individuals listed below as Officers of the Exchange. These individuals will serve in these positions until their successors have been duly chosen or qualified or until the officer's earlier death, resignation of removal.

Officers						
Name:		Title:		Commencement of Term Date:		
Andrew Bevers		VP, Head of Derivatives Account Coverage		03/01/24		
Kristin Boyd		SVP, Global Head of Derivative Sales and Distribution		03/01/24		
Kevin Carrai		SVP, Global Head of Market Data and Access Services)		03/01/24		
Brittany Carter		VP, Corporate Strategy		03/01/24		
Cole Chmielewski		Vice President, Operations		03/01/24		

Bo Chung		Senior Vice President, Global Head of Sales & Index Licensing		03/01/24		
William Ciabattoni		VP, Product Management		03/01/24		
Catherine Clay		EVP, Global Head of Derivatives		03/01/24		
Gary Compton		Vice President, Communications		03/01/24		
Jeff Connell		Senior Vice President, Deputy Chief Regulatory Officer		03/01/24		
Laura Dickman		Vice President, Associate General Counsel		03/01/24		
Meaghan Dugan		SVP, Head of US Options		03/01/25		
James Enstrom		Senior Vice President, Chief Audit Officer		03/01/24		
Angelo Evangelou		SVP, Public Policy		03/01/24		
Stacie Fleming		SVP, Communications		03/01/24		
Stephanie Foley		EVP, Chief Human Resources Officer		03/01/24		
Jennifer Fuentes		VP, Compliance – North American Securities and Interim Chief Compliance Officer		03/01/25 – Change in Title		
Todd Furney		Senior Vice President, Chief Risk Officer		03/01/24		
Megan Goett		SVP, Chief Marketing Officer		03/01/25		
Jennifer Golding		Vice President, Associate General Counsel, Chief Litigation Officer		03/01/24		
Jill Griebenow		EVP, CFO, Treasurer		03/01/24		

Casie Harris		Vice President, Controller		8/13/24		
John Hiatt		Vice President, Cboe Labs		03/01/24		
Rob Hocking		Senior Vice President, Head of Product Innovation		03/01/24		
Gregory Hoogasian		Executive Vice President, Chief Regulatory Officer		03/01/24		
Dave Howson		President		03/01/24		
Adam Inzirillo		EVP, Global Head of DnA		03/01/24		
Matt Iwamaye		VP, Associate General Counsel, Equities		03/01/24		
Chris Isaacson		Executive Vice President, COO		03/01/24		
Steven Jorgensen		Vice President, Head of Derivatives Sales – European & Middle East Clients		12/17/24		
Jennifer Lamie		Vice President, Chief Regulatory Advisor		03/01/24		
Stephanie Lara		SVP, Deputy Chief Regulatory Officer		03/01/24		
Benjamin Lawson		Vice President, Chief Information Security Officer		12/17/24		
Tim Lipscomb		EVP, Chief Technology Officer		03/01/25 – Change in Title		
Marc Magrini		Vice President, Administration		03/01/24		
Scott Manziano		VP, Sales Operations		03/01/24		
Robert Marrocco		VP, Global Head of ETP Listings		03/01/24		
Sarah McDowell		VP, Chief Enforcement Counsel		03/01/24		

Kathleen Mikulak		VP, Regulation		03/01/24		
Emily Mitchell		Senior Vice President, Tax		03/01/24		
Anthony Montesano		Vice President, Market Structure		03/01/24		
Kyle Murray		VP and Associate General Counsel		03/01/24		
Jordan Newmark		VP, Associate General Counsel		03/01/24		
Dennis O'Callahan		VP, Cboe Labs		03/01/24		
Dan Overmyer		Vice President, Options Regulation		03/01/24		
Hemang Patel		VP, Project Management		03/01/24		
Arthur Reinstein		Senior Vice President and Deputy General Counsel		03/01/24		
Stephanie Renner		SVP, Finance		03/01/24		
John Sexton		Executive Vice President, General Counsel & Corporate Secretary		03/01/24		
Steven Sinclair		Vice President, Software Engineering		03/01/24		
Eileen Smith		Senior Vice President, Data and Analytics		03/01/24		
Nicholas Still		VP, Data Protection Officer		03/01/24		
Oliver Sung		SVP, North American Cash Equities		03/01/25 - Change in Title		
Alexandra Szakats		Vice President, Cboe Options Institute		7/17/24		
Natan Tiefenbrun		Senior Vice President, President North American and European Equities		7/17/24		

Frederic Tomczyk		CEO		03/01/24		
Hatice Unal		SVP, Infrastructure		03/01/24		
Joacim Wiklander		President & CEO of Cboe Canada | Head of Global Listings		7/17/24		
Allen Wilkinson		SVP, Chief Accounting Officer		03/01/24		
Clinton Wolf		VP, Operations		03/01/24		
Omarr Woodhouse		VP, Operations Support Center		03/01/24		
Troy Yeazel		Senior Vice President, Global Operations		03/01/24		
Former Officers						
Name:		Title:		Appointment Date:		Termination/ Change Position Date:
Arianne Adams		Senior Vice President, Head of Options and Global Client Services		01/07/19		10/31/23
Alexandra Albright		Senior Vice President, Chief Compliance Officer		03/01/24		03/03/25
Carmen (Lita) Brannan		VP, Government Relations		03/01/24		02/28/25
John Deters		Executive Vice President, Chief Strategy Officer		02/28/17		11/07/23
Andrew Lowenthal		SVP, International Expansion and Business Development		02/28/17		12/31/23
Gina DeRaimo		Vice President, Derivatives Institute		01/07/20		05/04/24
Umesh Yerram		VP, Chief Information Security Officer		02/02/21		06/27/24
Vaishali Javeri		Senior Vice President, Chief Legal Officer, North American Securities		12/19/22		8/23/24

2. Directors

The following directors were appointed in accordance with Article III of the Bylaws of the Exchange. Directors will serve one-year terms ending on the annual meeting following the meeting at which such directors were elected or at such time as their successors are elected or appointed and qualified, except in the event of earlier death, resignation, disqualification or removal. The current directors of the Exchange are the persons listed below:

Directors						
Name		Classification(s)		Last Appointment Date:		Termination Date:
Bruce Andrews		Director		08/13/24		
Gilbert Bassett		Director		08/13/24		
Dave Howson		Director		08/13/24		
Kevin Murphy		Director		08/13/24		
Anada Radhakrishnan		Director		08/13/24		
Miguel Rivera		Director		08/13/24		
David Roscoe		Director		08/13/24		
Hillary Sale		Director		08/13/24		
Scott Wagner		Director		08/13/24		

3. Committees

The committees of the Board shall consist of an Executive Committee and a Regulatory Oversight Committee.

Executive Committee
- David Howson (Chairman)
- Bruce Andrews
- Ananda Radhakrishnan
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner (Chairman)
- Bruce Andrews
- David Roscoe